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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMER
8- 20930

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/23__ AND ENDING __06/30/24__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TRIAD SECURITIES CORP.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__111 BROADWAY, 11th FLOOR__
                               (No. and Street)

__NEW YORK__	__NY__	__10006__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Shari Rothenberg__	__(908) 743-1307__	srothenberg@triadsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__ADEPTUS PARTNERS, LLC__
                    (Name – if individual, state last, first, and middle name)

__733 STATE RTE 35 N__	__OCEAN__	__NJ__	__07712__
(Address)	(City)	(State)	(Zip Code)

__01/06/10__	__3686__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
  240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, __Kenneth Fisher__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __TRIAD SECURITIES CORP.__ as of __06/30/24__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title



Notary Public

KETAN SAKHRELIA
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 4/22/2029
COMMISSION No. 50221115

09 - 28 - 2024

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Triad Securities Corp.

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2024**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Triad Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triad Securities Corp.'s management. Our responsibility is to express an opinion on Triad Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triad Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triad Securities Corp.'s auditor since 2017.

Adeptus Partners, LLC

Adeptus Partners, LLC

Ocean, NJ
September 30, 2024

Triad Securities Corp.

Statement of Financial Condition
June 30, 2024

Assets

Cash, cash equivalents and cash segregated under federal regulations	$	524,469
Deposits with clearing brokers		561,021
Commissions receivable from clearing brokers		583,155
Investment banking receivables		382,047
Right of use asset		1,651,387
Fixed assets, net		39,002
Security deposit		149,439
Prepaid expenses and other assets		71,252
Total assets	$	3,961,772

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	990,823
Operating lease liability		1,666,227
Subordinated loans, including accrued interest of $43,047		793,047
Total liabilities		3,450,097

Stockholders' Equity

Preferred Series A, no par value, 2,000 shares authorized, 900 shares issued and outstanding		900,000
Common stock, no par value, 200 shares authorized, issued and outstanding		24,950
Additional paid-in capital		208,088
Retained earnings (Accumulated deficit)		(621,363)
Total stockholders' equity		511,675
Total liabilities and stockholders' equity	$	3,961,772

The accompanying notes are an integral part of this financial statement.

Triad Securities Corp.

Notes to Statement of Financial Condition
June 30, 2024

1. **Organization**

    Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA").. The Company acts primarily as an introducing broker forwarding transactions to two other FINRA members on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Fair Value of Financial Instruments
    The Company's financial instruments consist primarily of cash, prepaid expenses, and accrued expenses. The carrying value of cash, prepaid expenses, and accrued expenses approximates fair value because of the short-term maturity of such instruments.

    Cash, Cash Equivalents and Cash Segregated under Federal Regulations
    The Company invests excess cash in money market mutual funds and considers them to be cash equivalents. As of June 30, 2024, the Company had cash equivalents of $458,825 and cash in a special account segregated under federal regulations in the amount of $2,442.

    Accounts Receivable and Contract Balances
    Accounts receivable are reported at the amount the Company expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At June 30, 2024 management believed no valuation allowance was warranted.

    Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2023 and June 30, 2024.

    Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities as of July 1, 2023 and June 30, 2024.

Triad Securities Corp.

2.   **Summary of Significant Accounting Policies (continued)**

Due From and Deposits with Clearing Brokers

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, National Financial Services LLC and Wedbush Securities Inc., pursuant to the clearance agreements. Commissions receivable from these brokers are shown as commissions receivable from clearing brokers on the statement of financial condition.

As part of these agreements with its clearing brokers, the Company maintains required deposits totaling $561,021. These deposits comprise the balance of deposits with clearing brokers on the statement of financial condition.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Fixed Assets

Fixed assets are recorded at cost, less depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repair charges are expensed as incurred. Depreciation is computed by the straight-line method (after considering their respective estimated residual values) over the estimated useful lives:

Furniture and fixtures	7 years
Equipment	5 years

Intangible Assets

Intangible assets consist of software licenses, less accumulated amortization. The Company capitalizes the costs at inception of the license and amortizes the cost over the term of the license. All licenses have a term of 3 years. The cost of the licenses of $50,187 was fully amortized as of June 30, 2024.

Triad Securities Corp.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company's leases are comprised of a lease of office space. The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the statement of financial condition.

In order to meet the definition of a lease under ASC 842, the contractual arrangement must convey the right to control the use of an identifiable asset for a period of time in exchange for consideration. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company utilized a portfolio approach in determining the discount rate. The portfolio approach takes into consideration the range of the term, the range of the lease payments, the category of the underlying asset and the Company's estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company also considered its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires the Company to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Commissions

The Company receives commissions for the sale of mutual funds and other financial products to customers. The Company earns commissions and 12b-1 fees on certain money market mutual funds sold to customers for a specified period of time that the customer remains in the fund. Commissions, 12b-1 fees and revenue from the sale of other financial products are recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date because that is the date the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

The Company buys and sells securities on behalf of certain customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Investment Banking

The Company provides financial advisory services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on fixed fee arrangements. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period.

The Company acts as a placement agent for equity and debt private placements on behalf of its clients. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed.

Interest Income

Interest income is recognized as earned from participation in client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contract.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Other Income

This consists of other fees, hard dollar fees and sublease income. The other fees are recognized as revenue at a point in time when the transaction occurs. The hard dollar fees are recognized on a straight-line basis over the term of the agreement.

Significant Judgment

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advertising Expenses

Advertising expenses are expensed as incurred.

Income Taxes
The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes. New York City has certain minimum tax amounts based on revenue for an S Corporation operating at a loss. These taxes are included in the provision for income taxes in the statement of operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

As of June 30, 2024, the Company had net operating losses of $1,482,454 and resulting deferred tax assets in the amount of $131,179. Management has determined that a full valuation allowance is required for this amount. Net operating loss carryforwards do not expire, but they are subject to a limitation of 80% of taxable income.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes (continued)

   ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements.

3. **Fixed Assets**

   Fixed assets, less accumulated depreciation consisted of the following as of June 30, 2024:

Equipment	$	290,366
Furniture		91,034
Total fixed assets, at cost		381,400
Less: accumulated depreciation		(342,398)
Net fixed assets	$	39,002

4. **Leases**

   In 2018, the Company entered into a lease agreement for office space in New York. The lease expires on June 30, 2027, and has escalating monthly rental payments during the course of the lease. The lease does not contain any renewal options.

   The weighted average remaining term is 3 years.

   The weighted average discount rate is 3.00%.

   The Company does not have any finance leases or short-term leases. Total lease cost consists entirely of the operating lease cost.

Triad Securities Corp.

Notes to Statement of Financial Condition
June 30, 2024

4. Leases (continued)

Estimated future minimum lease payments for the fiscal years ending June 30, are as follows:

2025	$	665,113
2026		678,415
2027		691,984
Total lease payments		2,035,512
Less imputed interest		(369,285)
Total lease liability	$	1,666,227

The Company subleases a portion of the premises on an informal month-to-month basis.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024 the Company's net capital of $1,011,341 was $761,341 in excess of its minimum requirement of $250,000.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This segregated account is similar to one that is required by Paragraph (k)(2)(i) in that it needs to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program and the funds are not used in the normal business operations of the Company.

The Company also enters into soft dollar arrangements with certain clients within the provisions of Rule 28(e) of the Exchange Act which establishes a safe harbor for money managers, which allows them to purchase research services for clients using soft dollars. Under the soft dollar program, the Company uses clients accumulated soft dollar funds to pay for research related expenses on their behalf.

Triad Securities Corp.

Notes to Statement of Financial Condition
June 30, 2024

5. Regulatory Requirements (continued)

At June 30, 2024, included in accounts payable and accrued expenses in the statement of financial condition are liabilities of $10,180 (comprised of liabilities from commission recapture/rebate program of $1,203 and liabilities from soft dollar arrangements under Rule 28(e) of $8,977) which was in excess of the cash balance in the segregated account of $2,442.

6. Subordinated Loans

The Company has subordinated loan agreements with two indirect owners (through trusts) of the Company, by which the Company borrowed a total principal amount of $750,000. The loans bear interest at 3% and the principal and accumulated interest are due in full at maturity of the loans. The loan principals and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. During the fiscal year ended June 30, 2024, the Company modified the treatment of the interest on these loans to indicate that the accrued and unpaid interest is also subordinated to the claims of general creditors. The subordinated loan agreement has been approved by the Financial Industry Regulatory Authority (FINRA) and is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid. Subordinated loan details for the fiscal year ended June 30, 2024 are:

Date of Borrowing	Principal Amount	Maturity date	Accrued Interest	Interest expense for fiscal year
June 21, 2022	$ 250,000	June 21, 2027	$ 15,225	$ 7,521
August 23, 2022	500,000	August 23, 2027	27,822	15,041
	$ 750,000		$ 43,047	$ 22,562

The subordinated loans, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt to Debt-Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2024, the Company's Debt to Debt-Equity Ratio was 0.61 to 1. The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

7. Retirement Plans

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2024.

8.   **Concentrations of Risk**

Cash, Cash Equivalents and Receivables from Clearing Brokers Concentrations

The Company maintains cash balances at various financial institutions and therefore is subject to the credit risk at these financial institutions. Cash held in banks may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Cash equivalents and receivables from clearing brokers are not insured. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these items.

Investment Banking Receivable Concentration

As of June 30, 2024, the Company had two customers who comprised 74% and 25%, respectively, of the outstanding balance owed to the Company.

9.   **Off-Balance-Sheet Risk**

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments.

In the normal course of its business, the Company indemnifies its clearing brokers against specified potential losses in connection with their acting as agents of, or providing services to, the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

10.   Stockholders' Equity

Series A Preferred Stock

On May 28, 2024, the Company amended its articles of incorporation to increase the Corporation's authorized number of shares of Series A Preferred Stock. The Company is authorized to issue 2,000 shares of Series A Preferred Stock. The Series A Preferred Stock has no par value.

From and after the date of issuance of Series A Preferred Stock, cumulative dividends on Series A Preferred Stock shall accrue, whether or not declared by the board of directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 5% per annum on the Liquidation Value thereof. The "Liquidation Value" means, with respect to Series A Preferred Stock, on any given date, $1,000 per share, as adjusted for any applicable stock splits, stock dividends, recapitalizations, or similar transactions.

The Series A Preferred Stock shall be redeemable any time at the option of the corporation at the Liquidation Value plus accumulated accrued but unpaid dividends. The corporation may, at the option of the board of directors of the corporation, redeem all or any part of the outstanding Series A Preferred Stock. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed at one time, the shares to be redeemed shall be selected on a pro rata basis among the holders of Series A Preferred Stock in proportion to their holdings at the date of redemption. Notice of redemption shall be mailed at least ten (10) days and not more than sixty (60) days prior to such redemption to the holders of record of Series A Preferred Stock. As of June 30, 2024, accrued dividends payable of $19,261 is included in accounts payable and accrued expenses in the statement of financial condition.

Series A Preferred Stock shall have no voting rights

In the event of any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the corporation available for distribution to stockholders an amount equal to the Liquidation Value plus an amount equal to any accrued and unpaid dividends thereon to and including the date of such distribution, and no more, before any distribution shall be made to the holders of Common Stock. After payment of such liquidating distributions, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

Common Stock

Each share of common stock has one vote per share for all purposes. Common stock does not provide any preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Common stockholders are not entitled to cumulative voting for purposes of electing members to the Board of Directors.

11.   Subsequent Events

Management of the Company has evaluated subsequent events or transactions that may have occurred through September 30, 2024, the date the financial statements were available to be issued. Management determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.